Exhibit 12.1

Susser Holdings Corporation (Consolidated)

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Fiscal Year Ended						Six Months Ended
	December 31, 2006	December 30, 2007	December 28, 2008	January 3, 2010	January 2, 2011		July 3, 2011
Earnings:
Consolidated pretax income (loss) from continuing operations	(3,698)	10,499	26,873	3,873	5,780		38,184
Minority interest in income of consolidated subsidiaries	61	42	48	39	3		2
Loss (income) on equity investments	(442)	(512)
Fixed charges	31,808	25,576	50,623	50,177	78,053		27,839
Capitalized interest	(346)	(550)	(170)	(266)	(366)		(415)
Amortization of capitalized interest	48	45	63	74	89		104

Total earnings available for fixed charges	27,432	35,100	77,437	53,897	83,559		65,714

Fixed Charges:
Interest expense	23,426	15,677	36,545	35,098	55,674	(b)	18,585
Capitalized interest	346	550	170	266	366		415
Estimated interest portion of rent expense	7,207	8,201	10,995	11,719	13,537		7,206
Amortization of debt issue costs and premiums	829	1,148	2,913	3,095	8,476		1,633

Total fixed charges	31,808	25,576	50,623	50,177	78,053		27,839

Ratio of earnings to fixed charges	(a )	1.37	1.53	1.07	1.07		2.36

Notes:

(a)	Earnings for the year ended December 30, 2006 were inadequate to cover fixed charges. The deficiency was $4.4 million.
(b)	Interest expense for the year ended January 2, 2011, included $24.2 million of non-recurring charges related to the refinancing of senior unsecured notes completed in May 2010.